Exhibit 23.7

October 17, 2013

58.com Inc.

Block E, The North American International

Business Center

Yi 108 Beiyuan Road, Chaoyang District

Beijing 100101

The People’s Republic of China

Ladies and Gentlemen:

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, I hereby consent to the references of my name in the Registration Statement on Form F-1 (the “Registration Statement”) of 58.com Inc. (the “Company”), and any amendments thereto, which indicate that I have accepted the nomination to become a director of the Company. I further agree that immediately upon the Securities and Exchange Commission’s declaration of effectiveness of the Registration Statement, I will serve as a member of the board of directors of the Company.

Sincerely yours,

/s/ Richard Weidong Ji
Name: Richard Weidong Ji